Exhibit 99.1

News
Merisel, Inc. Announces Fourth Quarter and Full Year 2010 Results

•	Net income of $1.850 million and EPS of $0.16 for the fourth quarter;
•	Revenues increased 23.9% to $21.9 million for the quarter vs. prior year;
•	Net income of $1.161 million for the full year, the first full year net income since 2007;
•	Revenues increased15.9% to $71.9 million for the full year vs. prior year.

(In thousands except per share amounts)

New York, New York – March 15, 2011 – Merisel, Inc. (OTC: MSEL.pk), a leading provider of visual communications and brand imaging solutions to the consumer products, retail, advertising and entertainment industries, today reported financial results for the fourth quarter and full year ended December 31, 2010.

The Company reported net income available to common stockholders of $1,171 or $0.16 per share and a net loss available to common stockholders of ($1,475) or ($0.20) per share for the three and twelve month periods ended December 31, 2010, respectively, as compared to a loss available to common stockholders of ($63,804) or ($8.89) per share and ($70,215) or ($9.75) per share for the three and twelve month periods ended December 31, 2009.  Revenues for the three and twelve months ended December 31, 2010, were $21,889 and $71,946, respectively, as compared to $17,666 and $62,066 for the same periods in 2009, an increase of 23.9% and 15.9%, respectively.

The three and twelve month periods ended December 31, 2009, included a non-cash intangible asset impairment charge of ($18,343), ($10,588) after taxes.  Additionally, during the three month period ended December 31, 2009, the Company increased its valuation allowance on deferred tax assets to 100%, resulting in an additional non-cash income tax provision of ($51,739), for the three and twelve month periods ended December 31, 2009.  Excluding the non-cash items above, the non-GAAP loss available to common stockholders was ($1,477) and ($7,888) for the three and twelve month periods ended December 31, 2009, respectively.

Highlights for the period included:

•	Net income before preferred stock dividends (“Net Income”) of $1,850 for the three months ended December 31, 2010. This is the third consecutive quarter of Net Income;
•
Income available to common stockholders of $1,171 and EPS of $0.16 for the three months ended December 31, 2010.  This is the first time since the three months ended December 31, 2007, that the Company has reported income available to common stockholders;

•	Net Income before preferred stock dividends (“Net Income”) of $1,161 for the full year ended December 31, 2010. This is the first full year Net Income since 2007;
•	Gross profit improved to 47.7% and 42.1% for the three and twelve month periods ended December 31, 2010, respectively, compared to 37.3% and 33.6% for the same periods in 2009, respectively;
•	EBITDA, a widely recognized non-GAAP measurement of cash flows, improved from a loss in 2008 and 2009 to a positive $5,181 for 2010.

As Importantly:

•
The Company announced in January (and closed in February) a redemption agreement with the holders of its outstanding preferred stock whereby $34,616 of preferred stock was redeemed in exchange for $14,000 of a new preferred stock and $3,500 in cash, reducing the preference afforded the holders by $20,616..

Donald R. Uzzi, Chairman and CEO stated: “2010 was a very positive and critical year for Merisel as we reported net income of $1,161 for the full year.  Most satisfying was that we gained strength in each successive quarter culminating with a stellar fourth quarter to close the year.   In fact, our Q4 net income was $1,850 generating $1,171 available for common stockholders and an EPS of $0.16 for the period.  Our revenues expanded by 16% for the year and 24% in Q4 alone.  This was the result of clients expanding their marketing budgets, the expansion of our sales force and most importantly the expansion of our client base.”

Mr. Uzzi continued, “We managed our costs prudently through the recession and throughout 2010.  The efficiencies gained from continued investment in technologically advanced machinery, the flattening of our management structure and ongoing refinement of our production processes resulted in the significant improvement in our 2010 results.  Our continuing ability to invest while many competitors lag behind has sufficiently strengthened our market position.”

Mr. Uzzi closed by stating “I am very proud of the entire Merisel team for their discipline and commitment that enabled us to weather the economic downturn and return Merisel to profitability.  We are all confident in our company and optimistic as we enter 2011.”

About Merisel
Merisel, headquartered in New York, N.Y., is a leading visual communications and brand imaging solutions provider to its clients. Merisel provides a broad portfolio of digital and graphic services to clients in the retail, manufacturing, beverage, cosmetic, advertising, entertainment and consumer packaged goods industries. These solutions are delivered to clients through its portfolio companies: ColorEdge, Crush Creative, Comp 24, and Fuel Digital. In March 2010, Crush Creative and Fuel Digital were consolidated under the ColorEdge brand. Merisel has sales offices in New York City, Atlanta, Los Angeles, Chicago and Portland, Oregon, and production facilities in New York, New Jersey, Atlanta and Los Angeles to ensure the highest quality solutions and services to its clients. Learn more at www.merisel.com.

Contact:
Victor Cisario
(212) 502-6545
victor.cisario@merisel.com

Cautionary Statement
This press release contains forward-looking statements that involve risks and uncertainties concerning Merisel's expectations for future performance (including without limitation the quotations from management in this press release). In this context, forward-looking statements often address Merisel’s expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," or "will." Any such forward-looking statements are inherently speculative and are based on currently available information, operating plans and projections about future events and trends. As such, these statements are subject to numerous risks and uncertainties that include, among others, the impact of management and organizational changes, the implementation of ongoing strategic and cost initiatives, changes in and a dependence on key personnel, the outcome of pending legal proceedings, the severity and duration of the current economic conditions and changes in economic conditions. These uncertainties may cause Merisel’s actual future results to be materially different than those expressed in such forward-looking statements. All information set forth in this press release is as of November 15, 2010. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of the press release. The Company undertakes no obligation to update any such forward-looking statements. More information about the potential factors that could affect Merisel’s business and financial results is included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, which is on file with the SEC and available on the SEC’s website at www.sec.gov.

MERISEL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
Net sales	$21,889	$17,666	$71,946	$62,066

Cost of sales	11,452	11,081	41,672	41,240

Gross profit	10,437	6,585	30,274	20,826

Selling, general & administrative expenses	8,401	8,005	28,810	30,097

Intangible impairment	-	18,343	-	18,343

Operating income (loss)	2,036	(19,763)	1,464	(27,614)

Interest expense, net	55	110	429	304

Income (loss) before provision (benefit) for income tax	1,981	(19,873)	1,035	(27,918)
Income tax provision (benefit)	131	43,304	(126)	39,861

Net income (loss)	1,850	(63,177)	1,161	(67,779)

Preferred stock dividends	679	627	2,636	2,436
Net income (loss) available to common stockholders	$1,171	$(63,804)	$(1,475)	$(70,215)

Income (loss) per share (basic and diluted):
Net income (loss) available to common stockholders	$0.16	$(8.89)	$(0.20)	$(9.75)

Weighted average number of shares
Basic	7,215	7,178	7,214	7,202
Diluted	7,215	7,178	7,214	7,202

MERISEL, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Information to GAAP
(In Thousands)

Unaudited Supplemental Data:

The following information is not a financial measure under generally accepted accounting principles (GAAP). In addition, it should not be construed as an alternative to any other measures of performance determined in accordance with GAAP, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities as there may be significant factors or trends that it fails to address. We present this financial information because we believe that it is helpful to some investors as one measure of our operations. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions; accordingly, its use can make it difficult to compare our results with our results from other reporting periods and with the results of other companies.

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009

Net income (loss) available to common stockholders in accordance with generally accepted accounting principals	$1,171	$(63,804)	$(1,475)	$(70,215)

Add (subtract):

Intangible impairment	-	18,343	-	18,343

Tax benefit on intangible impairment	-	(7,755)	-	(7,755)

Valuation allowance	-	51,739	-	51,739

Adjusted net income (loss) available to common stockholders (non-GAAP)	$1,171	$(1,477)	$(1,475)	$(7,888)

Twelve Months Ended
December 31, 2010

Net income	$1,161

Add (subtract):
Depreciation and amortization	3,648

Amortization of loan origination fees	69

Interest, net	429

Taxes	(126)

EBITDA (non-GAAP)	$5,181